Exhibit 99.2.k

STORNOWAY DIAMOND CORPORATION

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 APRIL 2006 and 2005

Canadian Funds

Staley, Okada & Partners	Suite 400 - 889 West Pender Street
CHARTERED ACCOUNTANTS	Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS’ REPORT

To the Shareholders of Stornoway Diamond Corporation:

We have audited the consolidated balance sheets of Stornoway Diamond Corporation (the “Company”) (A Development Stage Company) as at 30 April 2006 and 2005 and the consolidated statements of loss, and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 April 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, BC	STALEY, OKADA & PARTNERS
7 July 2006	CHARTERED ACCOUNTANTS

Staley, Okada & Partners, with offices in Vancouver and Surrey, is a Member of MSI, a Network of Independent Professional Firms - A Member of the Institute of Chartered Accountants of British Columbia
A Partnership of Incorporated Professionals; L.M. Okada, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., L.W.D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd.

Stornoway Diamond Corporation	Statement 1
(A Development Stage Company)
Consolidated Balance Sheets
As at 30 April
(expressed in thousands of Canadian dollars)

ASSETS	2006	2005
Current
Cash and cash equivalents (Note 7(b)ii)	$13,076	$24,366
Short-term deposits	9,963	6,058
Accounts receivable	687	482
Prepaid expenses	41	66
	23,767	30,972
Investments (Note 4)	1,887	68
Prepaid Fuel	906	570
Property, Plant and Equipment (Note 5)	658	514
Resource Property Costs- Schedule (Note 6)	37,557	29,654
	$64,775	$61,778

LIABILITIES
Current
Accounts payable and accrued liabilities
- Trade	$1,330	$2,695
- Due to related parties (Note 8)	51	195
	1,381	2,890

SHAREHOLDERS’ EQUITY
Share Capital(Note 7)	77,225	71,461
Contributed Surplus (Note 7)	2,900	2,387
Deficit- Statement 2	(16,731)	(14,960)
	63,394	58,888
	$64,775	$61,778

Nature of Operations and Basis of Consolidation (Note 1)

Commitment (Note 12)

Subsequent Events (Note 14)

ON BEHALF OF THE BOARD:

“Eira M. Thomas”
, Director

“D. Bruce McLeod”
, Director

- See Accompanying Notes -

Stornoway Diamond Corporation	Statement 2
(A Development Stage Company)
Consolidated Statements of Loss and Deficit
For the years ended
(expressed in thousands of Canadian dollars)

	30 April 2006	30 April 2005
Administrative Expenses
Administration fees and rent	$107	$135
Investor relations	278	397
Large corporation tax	14	20
Legal and audit	179	207
Office and sundry	238	192
Regulatory compliance and transfer agent fees	67	230
Salaries and benefits	408	266
Stock-based compensation (Note 7h)	518	1,040

Loss Before the Following	(1,809)	(2,487)

Other Income (Expenses)
Write-off of resource property costs	(3,919)	(2,428)
Write-down of investments	(6)	(114)
Bad debt recovery (expense)	32	(92)
Interest income	652	802
Property management fees	145	152
Gain/(loss) on sale of investments	269	(10)
	(2,827)	(1,690)

Loss Before Income Taxes	(4,636)	(4,177)
Future income tax recovery(Note 7i)	2,865	-

Net Loss for the Year	(1,771)	(4,177)
Deficit - Beginning of year	(14,960)	(10,783)
Deficit - End of Year	$(16,731)	$(14,960)

Loss per Share - Basic and Diluted	$(0.02)	$(0.06)

Weighted Average Number of Shares Outstanding	76,599,956	71,556,395

- See Accompanying Notes -

Stornoway Diamond Corporation	Statement 3
(A Development Stage Company)
Consolidated Statement of Cash Flows
For the years ended
(expressed in thousands of Canadian dollars)

Cash Resources Provided By (Used In)	30 April 2006	30 April 2005

Operating Activities
Loss for the period	$(1,771)	$(4,177)
Items not affecting cash
Write-off of resource property costs	3,919	2,428
Write-down of investments	6	114
Loss/(Gain) on sale of investments	(269)	10
Stock-based compensation	518	1,040
Amortization	30	13
Future income tax recovery	(2,865)	-
Changes in non-cash working capital	(122)	(1,962)
	(554)	(2,534)

Investing Activities
Prepaid cash calls	-	39
Prepaid fuel	(336)	(483)
Proceeds from the sale of investments	1,368	623
Purchase of investments	(2,924)	(450)
Resource property costs	(12,455)	(14,098)
Acquisition of property, plant and equipment	(354)	(234)
	(14,701)	(14,603)

Financing Activities
Advances from related parties	-	129
Share capital issued for cash, net	7,870	24,140
	7,870	24,269

Net Increase (Decrease) in Cash	(7,385)	7,132
Cash position – Beginning of period	30,424	23,292
Cash Position – End of Period	$23,039	$30,424

Cash Position Consists Of:
Cash and cash equivalents	$13,076	$24,366
Short-term deposits	9,963	6,058
	$23,039	$30,424

Supplemental Schedule of Non-Cash Transactions:
Issuance of shares for property	$754	$-
Stock-based compensation (Note 7h)	$518	$1,040
Amortization included in resource property costs	$18	$41
Resource property costs included in accounts payable	$1,201	$2,436
Future income tax recovery	$2,865	$-

- See Accompanying Notes -

Schedule

Stornoway Diamond Corporation
(A Development Stage Company)
Consolidated Schedules of Resource Property Costs

(expressed in thousands of Canadian dollars)

	30 April 2006			30 April 2005

	Acquisition	Exploration		Acquisition	Exploration
	Cost	Cost	Total	Cost	Cost	Total

Eastern Arctic Properties
Aviat (Note 6c)
Balance - Beginning of the year	$2,443	$11,408	$13,851	$1,986	$4,137	$6,123
Airborne Geophysics	-	22	22	-	2,314	2,314
Assays and laboratory	-	1,672	1,672	-	1,808	1,808
Camp and general	-	1,402	1,402	-	964	964
Drilling	-	1,301	1,301	-	1,582	1,582
Sampling and ground surveys	-	910	910	-	2,560	2,560
Tenure (Permit recoveries)	(1,103)	-	(1,103)	432	-	432
Transportation	-	-	-	-	14	14
Management Fees	-	23	23	-	144	144
Option payments – cash	-	-	-	25	-	25
Recoveries from exploration partner(s)	-	(1,337)	(1,337)	-	(2,115)	(2,115)
	1,340	15,401	16,741	2,443	11,408	13,851

Churchill (Note 6f)
Balance - Beginning of the year	1,148	5,018	6,166	716	2,042	2,758
Advances to Operator	-	(305)	(305)	-	382	382
Airborne Geophysics	-	32	32	-	353	353
Assays and laboratory	-	33	33	-	735	735
Camp and general	-	563	563	-	374	374
Drilling	-	486	486	-	320	320
Sampling and ground surveys	-	738	738	-	755	755
Tenure (Permit recoveries)	(514)	-	(514)	432	-	432
Management fees	-	45	45	-	57	57
	634	6,610	7,244	1,148	5,018	6,166

Wales Island (Note 6i)
Balance - Beginning of the year	-	175	175	-	72	72
Airborne Geophysics	-	-	-	-	7	7
Assays and laboratory	-	94	94	-	23	23
Camp and general	-	401	401	-	65	65
Charters	-	143	143	-	-	-
Drilling	-	422	422	-	157	157
Sampling and ground surveys	-	151	151	-	45	45
Management fees	-	3	3	-	2	2
Recoveries from exploration partner(s)	-	(857)	(857)	-	(196)	(196)
Write-offs	-	(532)	(532)	-	-	-
	-	-	-	-	175	175

Balance Carried Forward	$1,974	$22,011	$23,985	$3,591	$16,601	$20,192

- See Accompanying Notes -

Stornoway Diamond Corporation	Schedule (cont’d...)
(A Development Stage Company)
Consolidated Schedules of Resource Property Costs

(expressed in thousands of Canadian dollars)

	30 April 2006			30 April 2005

	Acquisition	Exploration		Acquisition	Exploration
	Cost	Cost	Total	Cost	Cost	Total

Balance Carried Forward	$1,974	$22,011	$23,985	$3,591	$16,601	$20,192

Other Eastern Arctic Properties
Balance - Beginning of the year	485	755	1,240	538	-	538
Airborne Geophysics	-	1,094	1,094	-	254	254
Assays and laboratory	-	201	201	-	321	321
Camp and general	-	56	56	-	41	41
Drilling	-	191	191	-	-	-
Sampling and ground surveys	-	518	518	-	667	667
Tenure (Permit recoveries)	99	-	99	(53)	-	(53)
Management Fees	-	10	10	-	4	4
Recoveries from exploration partner(s)	-	(513)	(513)	-	(109)	(109)
Write-offs	(80)	(728)	(808)	-	(423)	(423)
	504	1,584	2,088	485	755	1,240
Western Arctic Properties
Balance - Beginning of the year	1,083	6,098	7,181	1,403	4,583	5,986
Advances to Operator	-	186	186	-	-	-
Airborne Geophysics	-	142	142	-	391	391
Assays and laboratory	-	223	223	-	891	891
Camp and general	-	148	148	-	218	218
Drilling	-	272	272	-	856	856
Sampling and ground surveys	-	304	304	-	907	907
Tenure (Permit recoveries)	128	-	128	113	-	113
Management fees	-	9	9	-	8	8
Recoveries from exploration partner(s)	-	(51)	(51)	-	(657)	(657)
Write-offs	(308)	(1,074)	(1,382)	(433)	(1,099)	(1,532)
	903	6,257	7,160	1,083	6,098	7,181
Manitoba
Balance - Beginning of the year	86	624	710	-	-	-
Airborne Geophysics	-	139	139	-	602	602
Assays and laboratory	-	1	1	-	-	-
Camp and general	-	56	56	-	16	16
Drilling	-	140	140	-	-	-
Sampling and ground surveys	-	67	67		6	6
Tenure (Permit recoveries)	(17)	-	(17)	86	-	86
Write-offs	(23)	(167)	(190)	-	-	-
	46	860	906	86	624	710

Balance Carried Forward	$3,427	$30,712	$34,139	$5,245	$24,078	$29,323

- See Accompanying Notes -

Stornoway Diamond Corporation	Schedule (cont’d...)
(A Development Stage Company)
Consolidated Schedules of Resource Property Costs
(expressed in thousands of Canadian dollars)

	30 April 2006			30 April 2005

	Acquisition	Exploration		Acquisition	Exploration
	Cost	Cost	Total	Cost	Cost	Total

Balance Carried Forward	$3,427	$30,712	$34,139	$5,245	$24,078	$29,323

Other Canadian Properties
Balance - Beginning of the year	-	-	-	12	18	30
Airborne Geophysics	-	1	1	-	-	-
Camp and general	-	7	7	-	-	-
Sampling and ground surveys	-	3	3	-	-	-
Tenure (Permit recoveries)	190	-	190	-	-	-
Write-offs	-	-	-	(12)	(18)	(30)
Airborne Geophysics	-	1	1	-	-	-
	190	11	201	-	-	-

Canadian Generative Exploration
Balance - Beginning of the year	30	301	331	-	-	-
Airborne Geophysics	-	182	182	-	351	351
Assays and laboratory	-	614	614	-	71	71
Camp and general	-	122	122	-	83	83
Drilling	-	77	77	-	-	-
Sampling and ground surveys	-	1,295	1,295	-	238	238
Tenure (Permit recoveries)	38	-	38	30	-	30
Management fees	-	9	9	-	-	-
Recoveries from exploration partner(s)	-	(32)	(32)	-	-	-
Write-offs	(45)	(962)	(1,007)	-	(442)	(442)
	23	1,606	1,629	30	301	331
Botswana (Note 6z)
Balance - Beginning of the year	-	-	-	-	-	-
Airborne Geophysics	-	787	787	-	-	-
Camp and general	-	39	39	-	-	-
Drilling	-	88	88	-	-	-
Sampling and ground surveys	-	41	41	-	-	-
Tenure (Permit recoveries)	633	-	633	-		-
	633	955	1,588	-	-	-

Ending Balance	$4,273	$33,284	$37,557	$5,275	$24,379	$29,654

- See Accompanying Notes -

Stornoway Diamond Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements

30 April 2006 and 2005

1.              Nature of Operations and Basis of Consolidation

Stornoway Diamond Corporation (the “Company”) is a development stage company which is engaged principally in the acquisition, exploration and development of mineral properties.  The recovery of the Company’s investment in mineral properties and the attainment of profitable operations is dependent upon the discovery, development and sale of ore reserves, the ultimate outcome of which cannot presently be determined as they are contingent on future events.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary KRoc Diamond Drilling Corp. (“KRoc”) (formerly 614614 B.C. Ltd).

This investment has been accounted for using the purchase method.

Amalgamation

Effective 30 April 2005, the Company and Stornoway Ventures Ltd. (“Stornoway Ventures”) amalgamated to form the continuing entity of Stornoway Diamond Corporation.  Stornoway Ventures was acquired by the Company on 16 July 2003 by way of a plan of arrangement with Stornoway Ventures’ wholly-owned subsidiary, Camnor Resources (U.S.A.) Inc. (“Camnor”), which was incorporated, for nominal share capital, in the State of Nevada, U.S.A. on 8 May 1997.  Camnor is an inactive company.

The amalgamation has no effect on the consolidated financial statements.

2.              Significant Accounting Policies

a)     Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash investments with institutions of high credit worthiness.  At times, such investments may be in excess of federal insurance limits.

b)    Short-term Deposits

Short-term deposits include amounts held in banks and liquid debt investments with remaining maturities at point of purchase of 90 days or more.

c)     Investments

Investments, in which the Company has less than a 20% interest and where the Company has no significant influence, are recorded at cost.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)    Asset Retirement Obligations

Effective 1 May 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section requires the recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

Stornoway Diamond Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements

30 April 2006 and 2005

2.              Significant Accounting Policies - Continued

e)     Resource Properties

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped resource properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to farm out its resource properties, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

The Company assesses its capitalized resource property costs on a regular basis.  A property is written-down or written-off when the Company determines that a permanent impairment of value has occurred or when exploration results indicate that no further work is warranted.  The company will also reduce its capitalized resource property costs if no active exploration has been conducted on the property for a period of no more than three years.

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource properties.  The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties is in good standing.

f)     Mineral Exploration Tax Credits (“METC”)

The company recognizes METC amounts when the Company’s METC application is approved by Canada Revenue Agency (“CRA”) auditors or when the amount to be received can be reasonably estimated and collection is reasonably assured.

g)    Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements.  Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as resource property costs or recoveries when the payments are made or received.

h)    Property, Plant and Equipment

Property, plant and equipment are valued at cost less accumulated amortization.  The Company provides for amortization for all property, plant and equipment classes using the declining balance method at rates between 20% and 30% and applies one-half of the applicable rate in the year of acquisition.

i)      Income Taxes

The asset and liability method is used for determining future income taxes.  Under the asset and liability method, the change in the net future tax asset or liability is included in income.  The income tax effects of temporary differences in the time when income and expenses are recognized in accordance with Company accounting practices and the time they are recognized for income tax purposes are reflected as future income tax assets or liabilities.  Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Stornoway Diamond Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements

30 April 2006 and 2005

2.              Significant Accounting Policies - Continued

j)      Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options at the date of the grant is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.

k)     Loss per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

l)      Management’s Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

m)    Flow-Through Shares

The Company follows the recommendations of the Emerging Issues Committee, relating to flow-through shares, effective for all flow-through share agreements dated after March 19, 2004.  Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to subscribers.  To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced.  This future income tax liability is then reduced by the recognition of previously unrecorded future income tax assets on unused tax losses and deductions.

n)    Variable Interest Entities

Effective 1 November 2004, the Company follows the Accounting Standards Board’s (AcSB) Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities” (“VIEs”).  The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.  The adoption of this Guideline has not materially impacted the Company’s results of operations and financial position.

Stornoway Diamond Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements

30 April 2006 and 2005

2.              Significant Accounting Policies - Continued

o)    Impairment of Long-Lived Assets

The Company follows the CICA Handbook Section 3063, “Impairment of Long-Lived Assets” (“HB 3063”).  HB 3063 requires the Company to assess the impairment of long-lived assets, which consist primarily of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to its fair value.  If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

3.     Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term deposits, accounts receivable, investments, trade payables and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.     Investments

The Company’s investments consist of common shares in several public companies.  These investments represent less than a 5% interest in any individual company.

5.     Property, Plant and Equipment

Details are as follows (expressed in thousands of Canadian dollars):

	As at			As at
	30 April 2006			30 April 2005

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Computer equipment	$89	$(16)	$73	$23	$(10)	$13
Furniture	3	(1)	2	3	(1)	2
Mining equipment	56	(24)	32	56	(11)	45
Camp equipment	113	(58)	55	113	(34)	79
Vehicle	29	(18)	11	29	(14)	15
DMS plant	485	-	485	360	-	360

	$775	$(117)	$658	$584	$(70)	$514

Stornoway Diamond Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements

30 April 2006 and 2005

5.              Property, Plant and Equipment - Continued

During the year ended 30 April 2005, the Company paid a deposit of $129,238 and accrued $231,000 for the outstanding balance for a DMS Plant (Note 12).  As at 30 April 2006, the Company had an accrual of $68,150 for the DMS plant.  The plant has undergone commissioning and testing and will be put into service during fiscal 2007.  Accordingly, no amortization expense was recorded in the current fiscal year.  Also during the year ended 30 April 2006, the Company acquired an exploration database.  No amortization expense was recorded in the current fiscal year as the database was not put into service until fiscal 2007.

6.  Resource Property Costs

Eastern Arctic Properties

a)     Alexis

On 2 February 2004, the Company was granted 5.5 million acres of prospecting permits on the south central portion of the Melville Peninsula, south of the Aviat project and north of BHPB’s Qilalugaq (Area 8) property.  In addition, 378,336 acres of claims were staked surrounding and adjacent to BHPB’s Qilalugaq property.  The Company and BHPB entered into an arrangement whereby all costs of exploration will be shared equally and each party will retain a 50/50 interest in the property. During the year ended 30 April 2005, the landholdings that comprise the Alexis property were significantly reduced and, accordingly, the Company wrote-off accumulated acquisition and exploration costs of $422,958.  In addition, the Company received a prospecting permit refund of $470,793 upon the approval of several assessment reports.  During the year ended 30 April 2006, the Company reduced the size of its landholdings again and, accordingly, wrote-off a further $197,356 in respect of the Alexis property.

b)    Aumaluuktuuk

During the year ended 30 April 2005, the Company acquired, by staking, a 100% interest in claims covering approximately 139,000 acres in the Baker Lake area, Nunavut.  During the year ended 30 April 2006, the Company wrote-off accumulated acquisition and exploration expenditures of $511,854 as no future diamond exploration is planned for the property.

c)     Aviat One and Two Properties

Pursuant to an agreement dated 25 June 2002, the Company acquired an option to earn a 70% interest in certain mineral claims and leases, known as the Aviat One (“Aviat 1”) and Aviat Two (“Aviat 2”) properties, from Hunter Exploration Group (“Hunter”).  In May 2003, BHP Billiton (“BHPB”) paid Hunter $7.2 million to acquire a 20% interest in the properties, with Hunter’s 10% interest carried up to the development of a mine on the properties.  John Robins, a director of the Company, owns 33.3% of Hunter. As consideration for the Company and Stornoway Ventures waiving their right of first refusal and as part of the 28 May 2003 agreement between Hunter and BHPB, Hunter and BHPB agreed to waive all outstanding requirements from the 25 June 2002 agreement between the Company, Stornoway Ventures and Hunter and to deem the options on both properties to be fully exercised.  BHPB agreed to enter into standstill agreements under which BHPB agreed to not take certain specified actions to acquire or otherwise take control of the Company or Stornoway Ventures for a period of four years.  This restriction terminates after certain specified events, including a third party making an offer for either of the companies.  BHPB also agreed to pay 100% of the collection and processing costs of the first 200 tonnes of kimberlite bulk samples taken from the Aviat 1 and Aviat 2 properties.

Each of the Aviat 1 and Aviat 2 properties is subject to a 2% NSR on products other than diamonds and a 2% GOR on diamond production.  In addition, advance royalty payments of $50,000 annually commence 1 October 2006 and 1 March 2008 for the Aviat 1 and Aviat 2 properties, respectively.

Stornoway Diamond Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements

30 April 2006 and 2005

6.  Resource Property Costs - Continued

d)    Baumann Project

By a Letter of Intent dated 29 March 2005, the Company has an option to earn a 41% interest in the diamond rights on certain prospecting permits located on Ellesmere Island, Nunavut from Indicator Minerals Inc. (“Indicator”).  Indicator has an 80% interest in the diamond rights.  To earn its interest, the Company must spend $1.0 million by 31 December 2008 and reimburse Indicator for permit acquisition costs of $275,962 (completed).  The Company must spend $400,000 by 31 December 2006 (“Term 1”) and a further $600,000 between 1 January 2007 and 31 December 2008 (“Term 2”) to earn a 41% interest in the project’s diamond rights.

Hunter owns the remaining 20% interest to the diamond rights and a 100% interest to the non-diamond rights on the Baumann permits.  The permits are subject to a 2% GOR and a 2% NSR on diamond and or metal production from the permits.

e)     Bullen

During the year ended 30 April 2005, the Company acquired, by staking, a 100% interest in claims covering approximately 10,000 acres in Nunavut.  During the year ended 30 April 2006, the Company wrote-off accumulated acquisition and exploration costs of $98,475 as no further exploration is planned.

f)     Churchill

The Company acquired a 35% interest in the Churchill property pursuant to a letter agreement dated 13 June 2002 by incurring $750,000 in exploration expenditures and issuing 300,000 common shares of the Company to Hunter.  Shear Minerals Ltd. (“Shear”) holds a 51% interest and is the operator of the Churchill joint venture.  The remaining 14% interest is held by BHPB.  The Churchill Property is subject to a 2% GOR/NSR.

BHPB acquired Hunter’s diamond interest pursuant to a letter agreement dated 30 April 2003.  The Company and Shear waived their respective rights of first refusal in exchange for, among other things:

•                  BHPB entering into standstill agreements under which BHPB agrees not to take certain specified actions to acquire or otherwise take control of Shear or the Company for a period of four years.  This restriction terminates in certain specified events, including a third party making an offer for either of the companies; and

•                  BHPB paying 100% of the collection and processing costs of the first 200 tonnes of kimberlite bulk samples taken from the Churchill Property.

g)    Churchill West

Pursuant to an agreement dated 16 April 2003, the Company, BHPB, and Shear granted International Samuel Exploration Corp. (“Samuel”) an option to acquire up to a 65% interest in the Churchill West property.  Samuel must issue an aggregate of 200,000 common shares (70,000 shares received by the Company, being its pro rata share), reimburse 100% of the property acquisition costs (done) and incur $1.0 million in exploration expenditures before 31 December 2004 (incurred).  During the year ended 30 April 2005, a joint venture was established and the Company, Shear and BHPB bought back a 10% interest from Samuel for $100,000 in December 2004.  The respective interests are Samuel – 55%; Shear – 22.95%; BHPB – 6.3% and the Company – 15.75%.  Shear is the operator of the project.

The Churchill West Property is subject to a 2% NSR and 2% GOR.

Stornoway Diamond Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements

30 April 2006 and 2005

6.  Resource Property Costs - Continued

h)    Hyde

The Company acquired a 100% interest in eight prospecting permits along the west coast of Hudson’s Bay during the year ended 30 April 2005.

i)      Wales Island

On 2 February 2004, the Company was granted prospecting permits on Wales Island, Nunavut to the west of the Melville Peninsula.  Pursuant to an agreement dated 10 August 2004, the project is being jointly explored by the Company, Strongbow Exploration Inc. (“Strongbow”), a company with a common director, and BHPB, each of whom hold a one third interest in the property.  During the year ended 30 April 2006, the Company wrote-off accumulated acquisition and exploration costs of $532,193, anticipating that no further exploration will be conducted on the property.

j)      Fury, Sarcpa, Gem and Kingora Properties

These four exploration permit areas were acquired upon completion of a regional exploration program conducted pursuant to an agreement dated 2 August 2002 between the Company, Stornoway Ventures and Hunter.  Under the terms of this agreement, the Company and Stornoway Ventures could earn a joint 70% working interest in the permit areas subject to a cumulative work commitment of $1.0 million and five annual payments of $25,000 commencing 1 March 2003.  As of 1 March 2008, the properties are subject to an annual advance royalty payment of $50,000.  Hunter has subsequently sold its interest to BHPB.  The Company has optioned the Fury, Sarcpa and Gem properties to Strongbow and NDT Ventures Ltd. (“NDT”), a company with a common director, pursuant to a 31 December 2002 agreement.  Under the terms of this agreement, Strongbow and NDT may earn a 60% collective interest in the properties by reimbursing the permit acquisition costs (completed), each issuing securities to Hunter (issued), and by incurring $1.0 million in exploration expenditures.  These properties are subject to a 2% NSR and a 2% GOR.  The Company also granted Strongbow an option to earn a 60% interest in the Kingora property by incurring exploration of $500,000, reimbursing all permit acquisition costs (done) and issuing securities to Hunter (issued).  The Kingora property is subject to a 2% NSR and a 2% GOR.  Subsequent to the 30 April 2006 year-end, Strongbow terminated its option to earn an interest in the Kingora property and Strongbow and NDT terminated their option to earn an interest in the remaining properties.

k)     MIP Project

Pursuant to a 9 May 2005 Letter of Intent, the Company and Contact Diamond Corporation (“Contact”) agreed to conduct a regional exploration program with each company having a 50% interest in any properties acquired under the option agreement.  Pursuant to this agreement, the companies acquired, by staking, 75,000 acres comprising the MIP Project on Baffin Island.  Stornoway is the operator of this project.

Western Arctic Propertie

l)      Aqua and Diva

By agreement dated 6 March 2002, the Company can acquire from 4763 NWT Ltd. (“4763 NWT”), an unrelated party, a 100% interest in certain claims known as the Aqua and Diva properties by issuing 50,000 pre-arrangement shares (issued) and incurring $750,000 of exploration expenditures on the properties by 6 March 2005 (completed).  In addition, the Company will be required to pay $50,000 for each kimberlite discovered on the properties.  During the year ended 30 April 2005, a 100% interest was earned in the properties.  During the year ended 30 April 2006, the Company wrote-off accumulated acquisition and exploration expenditures of $970,901 as no further exploration for the properties is planned.

The property is subject to a 2.5% GOR which can be reduced to 1.25% for $5.0 million.

Stornoway Diamond Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements

30 April 2006 and 2005

6.     Resource Property Costs - Continued

Western Arctic Properties - Continued

m)    Bear

Pursuant to an Assignment and Assumption agreement dated 17 January 2002, the Company acquired a 100% interest in certain mineral claims, known as the Bear property, by issuing 100,000 shares to 524520 B.C. Ltd. (“524520”) an unrelated party.  Strongbow Exploration Inc. (“Strongbow” – formerly Navigator Exploration Corp.) has an option to earn a 70% interest in the property pursuant to an underlying agreement dated 4 December 2001.

Pursuant to an agreement dated 24 April 2002, Strongbow granted Stornoway Ventures an option to earn a 35% interest in the property by incurring $2.3 million in exploration expenditures on or before 31 March 2007, with minimum annual expenditures of $300,000.  The Company and Strongbow are reviewing the terms of this agreement as at 30 April 2006.

The property is subject to a 2% NSR and a 2% GOR.  Each royalty can be reduced to 1% for $2 million.

n)      Crown, Jewel, Marquis and Princess

The Company had an option to earn an interest in the Crown, Jewel, Marquis and Princess properties pursuant to a 16 November 2001 agreement.  As at 30 April 2006, the Company had written-off all capitalized acquisition and exploration expenditures on these properties, including $158,203 during the current year for the Jewel property as no further exploration is planned.  The Company and Strongbow are reviewing the terms of a 24 April 2002 agreement whereby Strongbow may earn a 35% interest in the Jewel property by incurring $2.3 million in exploration expenditures on or before 31 March 2007.

The properties are subject to a 2% NSR and 2% GOR.  Each royalty can be reduced to 1% for $2.0 million.

o)      Blackstone and Eetsee Projects

In 2006, the Company acquired a 100% interest in 23 prospecting permits known as the Blackstone and Eetsee properties in the NWT.

p)      Daring Lake and Lac de Gras

The Company entered into an option agreement dated 10 May 2004 with Strongbow, whereby the Company may earn up to a 60% interest in the Daring Lake, Starfish and Lac de Gras (“LDG”) properties which are located in the Lac de Gras region of the Northwest Territories.  The Company must spend $3.0 million within 3 years to earn a 51% interest in the properties, and may increase this interest to 60% upon completion of a feasibility study.    The Company wrote-off all capitalized exploration costs relating to the Starfish property, totalling $384,534 during the year ended 30 April 2005.

q)    Jubilee

By letter of intent dated 13 December 2001, the Company and Stornoway Ventures acquired a cumulative 50% interest in certain mineral claims known as the Jubilee property from 524520.  A joint venture has been formed with International Samuel Exploration Corp. (“Samuel”), who holds a 25% interest in the property, and Nordic Diamonds Ltd. (“Nordic”), who holds the remaining 25% interest, to further explore the property.

The property is subject to a 1% NSR and a 1% GOR and the joint venture is required to pay $25,000 annually on 1 December until commencement of commercial production against such royalties.

Stornoway Diamond Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements

30 April 2006 and 2005

6.     Resource Property Costs - Continued

Western Arctic Properties - Continued

r)     Kikerk Lake

The Company holds a 30% interest in certain mineral leases known as the Kikerk Lake Property, pursuant to an agreement dated 30 March 1998.  The Company, Ashton Mining of Canada Inc. (“Ashton”), and Caledonia Mining Corporation (“Caledonia”), are exploring the property pursuant to an exploration joint venture agreement dated 8 March 2002 and effective 1 November 2001.  Ashton is the operator of the joint venture.

The property is subject to a 2% NSR and a 2% GOR.

s)     Owihk (Mackenzie permits) and Pelly Bay Joint Exploration Agreements

During the year ended 30 April 2005, the Company acquired a 100% interest in two permits in the Mackenzie Delta region of the NWT.  Pursuant to two 7 November 2005 agreements with Diamondex Resources Ltd. (“Diamondex”), the Company and Diamondex have agreed to contribute their respective interests in the Owihk and Pelly Bay permits into two joint exploration agreements.  Each company will hold a 50% interest in each property, pursuant to the terms of the joint exploration agreements, with the Company acting as operator for Pelly Bay and Diamondex acting as operator for Owihk.

t)     Peregrine

By issuing 100,000 shares in accordance with an Assignment and Assumption agreement dated 21 January 2002 with 524520, the Company holds a 30% interest in certain mineral claims, known as the Peregrine property.  Diamondex acquired a 70% interest in the property pursuant to an underlying agreement with 524520 dated 16 November 2001.  Diamondex is the operator of the Peregrine joint venture. The property is subject to a 2% NSR on precious metals and a 2% GOR on diamonds.  Each royalty can be reduced to 1% for $2 million.

u)    Sceptre and Tiara

Stornoway Ventures exercised its option under an option agreement with an effective date of 4 December 2001, and now holds a 40% interest in the two claim blocks known as the Sceptre and Tiara properties.  A joint venture has been formed with Samuel controlling 36% and New Cantech Ventures Inc. (“Cantech”) holding 24%.  In 2004, Cantech elected not to fund its share of the exploration program agreed to by the partners.  The Company elected to fund an additional 24% of the 2004 to 2006 exploration programs.

Manitoba Properties

v)    Hudson

During the year ended 30 April 2005, the Company was granted a 100% interest in 12 permits in north-eastern Manitoba.  These licenses were acquired as a result of one of the Company’s generative exploration programs.

Stornoway Diamond Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements

30 April 2006 and 2005

6.     Resource Property Costs - Continued

w)    Manitoba Highlands

Pursuant to an agreement dated 14 April 2005, the Company and Diamonds North Resources Ltd. (“Diamonds North”) had agreed to jointly explore eight exploration licenses covering approximately 353,000 hectares in north-eastern Manitoba.  Under the terms of the agreement, the Company and Diamonds North would fund equally all of the original acquisition and exploration costs and future exploration costs with Diamonds North as the Operator.  The agreement between the Company and Diamonds North was subject to an underlying agreement between Diamonds North and Indicator Explorations Ltd. (“Indicator”) whereby Diamonds North may earn a 100% interest in the exploration licenses from Indicator by making payments between 7 May 2004 and 7 May 2008 totalling $540,000 ($10,000 paid in 2004; $40,000 paid in 2005) and by issuing 20,000 Diamonds North shares (issued).  The property is subject to a 1% GOR on diamond production and a 1% NSR on metal production.  The Company and Diamonds North may purchase ¾ (or 75%) of the royalties for $5.0 million.  During the year ended 30 April 2006, the Company terminated the option agreement and wrote-off accumulated acquisition and exploration expenditures of $190,416.

Other Agreements

x)     Jackson Inlet, Nunavut

The Company and Twin Mining Corporation (“Twin”) entered into a letter agreement dated 28 July 2004 whereby the Company may, at its option, make an election to earn a 51% interest in the Jackson Inlet diamond project after acquiring, by way of a private placement, 2.25 million units of Twin at $0.20 per unit (completed 26 August 2004) and within 30 days of Twin providing notice that it has completed a $900,000 exploration program on the property.   Pursuant to a letter agreement dated 6 April 2006, the Company and Twin have agreed to terminate the option agreement subject to certain conditions being met, including reimbursement to the Company of funds expended for an airborne survey ($32,063 received to-date; recorded as a recovery of a bad debt).

y)    Generative Projects

The Company has signed agreements with several individuals or companies as part of its generative exploration program.  Under the terms of these non-material agreements, the Company may be required to make cash payments, issue shares or fund an exploration program to earn its interest under the terms of the specific agreement.  Properties acquired as part of the Company’s generative exploration program may be subject to GORs ranging from 0%~3% and NSRs ranging from 0%~3%.

During the year ended 30 April 2006, the Company made a cash payment of $50,000 and issued 100,000 common shares at a value of $135,000 under the terms of one of the generative option agreements.  The Company acquired several projects during the year ended 30 April 2006 as part of its ongoing generative exploration program and wrote-off $1,260,078 in exploration costs relating to generative exploration.

z)     Motapa Projects, Botswana, Africa

Pursuant to an agreement dated 26 April 2005 between the Company and Motapa Diamonds Inc. (“Motapa”), the Company may earn a 50% participating interest in Motapa’s Botswana diamond interests, consisting of a 100% beneficial interest in 28 precious stones prospecting licenses and a 60% beneficial interest in 7 precious stones prospecting licenses (subject to an underlying agreement between Motapa and AfriOre Botswana (Pty) Ltd.) by issuing common shares valued at US$500,000 upon regulatory approval (374,855 common shares issued 10 June 2005), spending US$500,000  to complete an airborne survey on or before 31 December 2005  (completed) and by issuing a second tranche of common shares, equivalent to US$500,000 on or before 27 April 2006, or within 30 days of receipt of results from the airborne survey (issued 1 May 2006).  In addition, the Company must spend a further US$2.0 million within 30 months of receipt of results from the airborne survey to complete its earn-in.  A joint venture will be formed upon completion of the earn-in.

Stornoway Diamond Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements

30 April 2006 and 2005

7.     Share Capital

a) Details are as follows (expressed in thousands of Canadian dollars):

			Contributed
	Number	Amount	Surplus
Authorized:
Unlimited common shares without par value
Issued and fully paid:
Balance - 30 April 2004	61,499,412	$47,259	$1,408
Issued for cash - Private placements	8,000,000	20,000	-
Issued for cash - Exercise of options	117,000	158	(61)
Issued for cash - Exercise of warrants	3,109,783	5,343	-
Stock-based compensation	-	-	1,040
Share issuance costs	-	(1,299)	-
Balance - 30 April 2005	72,726,195	$71,461	$2,387

Issued for cash - Private placements	7,000,000	8,400	-
Issued for cash - Exercise of options	220,500	62	(5)
Issued for properties	474,855	754	-
Stock-based compensation	-	-	518
Share issuance costs	-	(587)	-
Recovery of future income tax on renouncement of flow-through expenditures (Note 7i)	-	(2,865)	-
Balance - 30 April 2006	80,421,550	$77,225	$2,900

b)    Private Placements

i)                 On 12 May 2004 the Company completed an 8,000,000 unit private placement at a price of $2.50 per unit for gross proceeds of $20.0 million.  The private placement was underwritten by Raymond James Ltd., with a syndicate of underwriters including Canaccord Capital Corporation, TD Securities Inc. and BMO Nesbitt Burns Inc.  Each unit consisted of one common share and one half of one share purchase warrant, with one whole warrant exercisable to acquire an additional common share of the Company at a price of $3.00 per share until 12 May 2005 (subsequently extended to 12 May 2006; expired without exercise subsequent to the year-end).    The underwriters received a cash commission of 6%.  All securities issued at closing were subject to a four month hold period that expired 13 September 2004.

ii)              In October 2005, the Company completed an $8.4 million brokered private placement of 7,000,000 “flow-through” common shares at a price of $1.20 per share.  The syndicate of underwriters, led by Raymond James Ltd. and Canaccord Capital Corporation, and including Haywood Securities Inc. was paid a cash commission of 6%.  All securities issued at closing were subject to a four month hold period that expired 21 February 2006.

The gross proceeds of this private placement are restricted for use in incurring qualified Canadian exploration expenditures (“CEE”) as defined in the Income Tax Act.

Stornoway Diamond Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements

30 April 2006 and 2005

7.              Share Capital - Continued

b)    Private Placements – Continued

The Company is required to spend the following on CEE (expressed in thousands of Canadian dollars):

Flow-through commitment at 20 October 2005:	$8,400
Expenditures to 30 April 2006	(3,084)
Flow-through funds on hand at 30 April 2006	$5,316

c)     Stock Option Plan

The Company’s Stock Option Plan (the “Plan) is fixed at a maximum of 10% of the Company’s issued and outstanding common shares at the time of adoption.  A total of 7,263,420 common shares have been reserved for issuance.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.

d)    A summary of the Company’s outstanding options is as follows:

		Weighted
		Average Exercise
	Number of Options	Price

Balance 30 April 2004	2,450,796	$1.14
Granted	500,000	2.00
Exercised	(117,000)	0.85
Cancelled	(25,000)	1.70
Balance 30 April 2005	2,808,796	$1.30

Granted	1,845,000	1.25
Exercised	(220,500)	0.26
Cancelled	(105,000)	1.71
Balance 30 April 2006	4,328,296	$1.32

Number of options currently exercisable	3,259,962	$1.37

Stornoway Diamond Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements 30 April 2006 and 2005

30 April 2006 and 2005

7.     Share Capital - Continued

e)     As at 30 April 2006, the Company had the following stock options outstanding:

	Exercise
Number of Shares	Price	Expiry Date	Total Vested
300,000	$0.65	4 April 2007	300,000
230,000	$0.85	7 February 2008	230,000
485,040	$0.97	11 February 2008	485,040
150,000	$1.25	8 April 2008	150,000
903,256	$1.70	8 January 2009	903,256
345,000	$2.05	19 August 2009	345,000
145,000	$1.80	28 September 2009	145,000
335,000	$1.70	18 May 2010	223,333
385,000	$1.05	30 December 2010	128,333
1,050,000	$1.15	24 April 2011	350,000
4,328,296			3,259,962

Stock options typically vest in equal amounts: 1/3 vest on the grant date, 1/3 vest six months from the date of grant and 1/3 vest one-year from the date of grant.

f)     Options granted during the year ended 30 April 2006:

		Exercise
Date	Number	Price	Expiry Date

18 May 2005	410,000	$ 1.70	18 May 2010
30 December 2005	385,000	$ 1.05	30 December 2010
24 April 2006	1,050,000	$ 1.15	24 April 2011
	1,845,000

g)    As at 30 April 2006, the Company had 4,000,000 share purchase warrants outstanding which are exercisable at $3.00 per share until 12 May 2006.  During the year ended 30 April 2006, the Company applied for and received regulatory approval to have the expiry date of the warrants extended for one year, from 12 May 2005 to 12 May 2006.  Subsequent to the year-end, all 4,000,000 warrants expired without exercise.

h)    Stock-Based Compensation

During the fiscal period ended 30 April 2004, the Company adopted, on a prospective basis, full fair value accounting for all stock-based compensation.  During the year ended 30 April 2005 the Company granted options to purchase up to 500,000 shares of the Company’s stock to employees and non-employees at exercise prices ranging from $1.80 to $2.05.  The Company used the Black-Scholes Option Pricing Model to estimate a fair value for these grants.  Because a portion of the options granted were subject to vesting provisions, $692,713 (2004 - $1,548,289) of the total estimated value of $750,887 (2004 - $1,895,415) has been recorded in contributed surplus as stock-based compensation expense for the year ended 30 April 2005.

Stornoway Diamond Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements

30 April 2006 and 2005

7.              Share Capital - Continued

h)    Stock-Based Compensation - Continued

The fair value of each option grant that has vested during the current year is estimated on the date of grant using the Black-Scholes Option Pricing Model, with the following weighted average assumptions:

	Year Ended	Year Ended
	30 April 2006	30 April 2005
Risk-free interest rate	3.5% - 4.3%	3.8% -4%
Expected dividend yield	NIL	NIL
Expected stock price volatility	97% - 98%	100% - 108%
Expected option life in years	5 years	5 years

During the current year, the Company granted options to purchase up to 1,845,000 shares of the Company’s stock to employees and non-employees at exercise prices of $1.05, $1.15 and  $1.70.  The Company used the Black-Scholes Option Pricing Model to estimate a fair value for these grants.  Because a portion of the options granted were subject to vesting provisions, $460,154 of the total estimated value of $1,519,873 has been recorded in contributed surplus as stock-based compensation expense for the period ended 30 April 2006.

During the prior fiscal year, the Company granted options to purchase up to 500,000 shares of the Company’s stock to employees and non-employees at exercise prices ranging from $1.80 to $2.05.  The Company used the Black-Scholes Option Pricing Model to estimate a fair value for these grants.  Because a portion of the options granted in the prior year were subject to vesting provisions, $58,174 of the total estimated value of $750,887 has been recorded in contributed surplus as stock-based compensation expense for the period ended 30 April 2006 for total stock-based compensation expense of $518,328 during the year ended 30 April 2006 (30 April 2005 - $1,039,839).

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

i)      Flow-Through Shares

In October 2005, the Company issued flow-through shares for gross proceeds of $8,400,000 (2005 - $Nil) to finance eligible Canadian Exploration Expenditures (“CEE”).  The flow-through common shares provide for the Company’s CEE to be transferred to the shareholders and, as a result, these costs are not available to the Company.  During the year ended 30 April 2006, the Company renounced $8,400,000 (2005 - $Nil) of income tax credits from CEE to the 2005 flow-through shareholders.  The recovery of future income taxes of $2,865,000 (2005 - $Nil) represents the income tax effect of this renouncement (Note 7a).

Stornoway Diamond Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements

30 April 2006 and 2005

8.              Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a)     As at 30 April 2005, the amounts due to related parties consisted of the following (expressed in thousands of Canadian dollars):

	30 April	30 April
	2006	2005
International Northair Mines Ltd., a company with certain
directors in common	$17	$82
Strongbow Exploration Inc., a company with a director in
common	34	113
	$51	$195

These amounts are non-interest bearing, unsecured and are due on demand.

b)    Pursuant to an amended agreement with International Northair Mines Ltd. (“Northair”), a company with directors and officers in common, the Company pays a monthly administrative fee for office space and reimburses Northair for administrative services and supplies as incurred.  Either party can terminate the agreement by giving three months written notice prior to the anniversary date. During the current fiscal year, administrative fees and rent totalling $26,898 (2005 - $77,002) was paid to Northair for its services.

c)     During the year ended 30 April 2006, the Company paid $309,069 (2005 - $290,510) for shared technical services and rent to Strongbow.

d)    During the year ended 30 April 2006, the Company received $51,120 from directors and /or officers for stock option exercises (2005 - $52,250).

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.              Income Taxes

a)     Reconciliation of accounting and taxable income (in thousands of Canadian dollars):

	For the Year	For the Year
	Ended	Ended
	30 April	30 April
	2006	2005
Net Income (Loss) for the year	$(1,771)	$(4,177)
Add:
Write-off of resource property costs	3,919	2,428
Stock-based compensation	518	1,040
Write down of investments	6	114
Other	177	(18)
Deduct:
Future income tax recovery	(2,865)	-
Share issuance costs	(668)	(583)
Gain on sale of investments	(269)	-
Net Income (Loss) for tax purposes	$(953)	$(1,196)

Stornoway Diamond Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements

30 April 2006 and 2005

9.              Income Taxes  - Continued

b)    The Company has non-capital losses of approximately $4,264,000 (2005 - $3,311,000), which can be used to reduce taxable income.  These loss carry forwards (in thousands of Canadian dollars) expire as follows:

2011	$32
2012	506
2013	1,104
2014	473
2015	1,196
2016	953
$4,264

In addition, the Company has incurred certain resource related expenditures of approximately $40,436,000 (2005 - $35,425,000), which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.  The potential future tax benefits of these expenditures have not been recognized in the accounts of the Company.

c)     Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates are as follows (in thousands of Canadian dollars):

Future income tax assets	2006	2005
Non-capital losses	$4,264	$3,311
Undepreciated capital costs in excess of accounting value	117	69
Share issue costs	1,547	1,628
Other	1,741	1,107
Exploration and development expenditures	11,279	5,770
Renouncement of exploration tax credits	(8,400)	-
	10,548	11,885
Statutory tax rate	33%	34%
	3,480	4,041
Less: Valuation allowances	(3,480)	(4,041)
	$-	$-

Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Future income tax assets are recorded when it is more likely than not that they will be recovered in future periods.

10. Segmented Information (in thousands of Canadian dollars)

	Canada		Botswana		Total
	30 April	30 April	30 April	30 April	30 April	30 April
	2006	2005	2006	2005	2006	2005
Loss for the
year	$1,771	$4,177	$-	$-	$1,771	$4,177
Identifiable
assets	$63,187	$61,778	$1,588	$-	$64,775	$61,778
Administrative
expenses	$1,809	$2,487	$-	$-	$1,809	$2,487

Stornoway Diamond Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements 30 April 2006 and 2005

30 April 2006 and 2005

11.  Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

During the current year, the Company changed certain prior year balances such that the balances conform to the current year’s presentation.

a)     In the prior year, cash and cash equivalents included highly liquid investments with remaining maturities of a year less. The Company now includes in cash and cash equivalents only those items with remaining maturities at point of purchase of 90 days or less. This resulted in a reclassification of $6 million between cash and cash equivalents and short term investments, both of which are current assets. This had no impact on the comparative statement of loss and deficit.

b)    In the prior year the cash flow figure reported for changes in non-cash working capital included accounts payable related to resource properties and property plant and equipment. The company now reports these figures as part of the cash flow related to resource properties and property plant and equipment. This resulted in a reclassification of $2.6 million between the cash provided by (used in) operating and investing activities. This had no impact on the comparative balance sheet or statement of loss and deficit.

12.  Commitment

In March 2005, the Company entered into a purchase agreement to obtain a complete Micro “Plus” DMS (Dense Media Separation) plant, jaw crusher circuit and spares for South African Rand (ZAR) 1,731,249 ($360,000 estimated Canadian dollar equivalent).  The purchase agreement requires four instalments as follows:

 •      35% upon order

•      35% in week 8

•      15%  before shipping

•      15% upon successful installation

During the years ended 30 April 2005 and 2006, the Company paid Cdn$291,602, representing 85% of the purchase price.  The balance payable has been accrued as of 30 April 2006 as final installation was not completed until after the fiscal year end.

13.  Contingent Liability

The Company adopted the recommendations of CICA Handbook Section 3110, “Asset Retirement Obligations” effective 1 May 2004 (Note 2d).  This Section requires that the Company recognize an asset retirement obligation when a reasonable estimate of the fair value of that obligation can be estimated.  The Company’s exploration activities in various remote locations are supported by field camp sites that the Company is required to clean-up and remove prior to the Company terminating its interest in the underlying landholdings.  At the present time, the timing and extent of the clean-up and removal of the field camp sites is not determinable therefore, the fair value of this liability cannot be reasonably estimated.  At the point where sufficient information is available so that the Company may reasonably estimate the fair value of the obligation, the Company will recognize a liability for the clean-up and removal of the field camp sites.

14.  Subsequent Events

The following events occurred subsequent to 30 April 2006:

a)     The Company issued 494,121 common shares to Motapa at a value of US$500,000 (Cdn$553,400) pursuant to the Botswana property option agreement (Note 6z).

b)    BHP advised the Company that it had elected not to fund its share of the 2006 planned exploration programs on the Aviat, Alexis and Churchill properties (Note 6).